EXEMPTION NO
82-3772

GDH 粵海投資有限公司 GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/035/TH/2002

28th February, 2002

VIA AIR MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



02015956

02 MAR 20 AM 8:16

Attn.: Special Counsel
Office of International Corporate Finance

SUPPL

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Returns on Movement of Listed Equity Securities for the months ended 31st December, 2001 and 31st January, 2002;

2. Form D2 dated 22nd January, 2002;

3. 2 sets of Director's/Chief Executive's Notice from:-
   (1) Mr. Zhai Zhiming dated 21st January, 2002;
   (2) Ms. Wang Xiaofeng dated 21st January, 2002; and

4. 2 announcements both dated 18th January, 2002.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED

Theresa L. Ho
Company Secretary

dlw 3/20

FORM I

EXEMPTION NO.
82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 December 2001

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 28469997

Date : 19 February 2002

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ☑
2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,132,982,672	85,949	N/A
Increase / (Decrease) during the month	Nil	Nil	N/A
Balance at close of the month :	5,132,982,672	85,949	N/A

(D) Details of Movement :

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$4.536	1,490,000	Nil	Nil	Nil	1,490,000	
2. HK$2.892	6,005,000	Nil	Nil	Nil	6,005,000	
3. HK$3.024	5,350,000	Nil	Nil	Nil	5,350,000	
4. HK$0.5312	167,000,000	Nil	Nil	Nil	167,000,000	
5. HK$0.74	19,500,000	Nil	Nil	Nil	19,500,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :						Nil

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

EXEMPTION NO.
82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 31 January 2002

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar Tel No.: 28469997
(Name of Responsible Official)

Date : 25 February 2002

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1.	Ordinary shares :	✓	2.	Preference shares :	✓
3.	Other classes of shares :	☐		please specify :	
4.	Warrants :	☐		please specify :	

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,132,982,672	85,949	N/A
Increase / (Decrease) during the month	Nil	Nil	N/A
Balance at close of the month :	5,132,982,672	85,949	N/A

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$4.536	1,490,000	Nil	Nil	Nil	1,490,000	
2. HK$2.892	6,005,000	Nil	Nil	Nil	6,005,000	
3. HK$3.024	5,350,000	Nil	Nil	100,000	5,250,000	
4. HK$0.5312	167,000,000	Nil	Nil	Nil	167,000,000	
5. HK$0.74	19,500,000	Nil	Nil	Nil	19,500,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month :				Nil

Remarks : N/A

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 31340

1 Company Name 公司名稱

Guangdong Investment Limited
粵海投資有限公司

2 Type of Change 更改事項

- [x] Resignation or cessation 辭職或停職
- [x] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Su 蘇	Qun 群

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K678988(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
18	01	2002	N/A

Presentor's Name and Address 提交人的姓名及地址

Mrs. Ho Lam Lai Ping, Theresa
27/F.-29/F., Guangdong Investment Tower,
148 Connaught Road Central,
Hong Kong

For Official Use 請勿填寫本欄


收件日期 RECEIVED
23 -01- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)



Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet B (Sheet 1 of 1)
續頁 B 第 1 頁(共 1 頁)

Company Number 公司編號: 31340

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情(表格第 3B 項)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	18 / 01 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Surname 姓氏: Wang 王 | Other names 名字: Xiaofeng 小峰

Alias (if any) 別名(如有的話): N/A

Previous Names 前用姓名: N/A

Address 地址: Flat D, 22/F., Wing Shing Building, 154-158 Wing Lok Street, Sheung Wan, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 31340

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Appointment of director	18 / 01 / 2002

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Zhai Zhiming 翟 治明
Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Flat G, 5/F., Sun Shine Mansion, 27-29 Queen's Road West, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R023093(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and 1 Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。



Signed 簽名：

(Name 姓名)：(Ho Lam Lai Ping, Theresa) Date 日期： 22nd January, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

EXEMPTION NO. 82-3772

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Zhai Zhiming HKID/~~Passport~~ No. R023093(5) CONTACT PHONE NO. 2852 9830

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A (Appointed as director on 18.01.2002)

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. N/A 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
				☐	☐	/ /	
				☐	☐	/ /	

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

ontinue on separate sheet II insufficient space available)

gning this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Zhai Zhiming

Date : 21 1 02
Day Month Year

Ref No:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

EXEMPTION NO.
82-3772

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP 396)

I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME Guangdong Investment Limited STOCK CODE 270

Identification of director or chief executive who is making disclosure.

NAME (Surname first) Wang Xiaofeng H.K.& Macau Re-entry Permit ~~HKID/Passport~~ No. K00326484 CONTACT PHONE NO. 2852 9972

I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (*Delete as appropriate)

If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY [ ] MONTH [N/A] YEAR [ ] (Appointed as director on 18.01.2002)

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]. N/A 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S. 8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
A			

Declaration of Interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUIAITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐		
				☐	☐	/ /	
				☐	☐	/ /	

Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

RANTS,OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
			/ /			
			/ /			
			/ /			

XERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT

inue on separate sheet II insufficient space available)

ng this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature : 
Wang Xiaofeng

Date : 21 11 02
Day Month Year

EXEMPTION NO.
82-3772

Hong Kong iMail
21st January, 2002



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(Incorporated in Hong Kong with limited liability)

CHANGES OF DIRECTORS

The Board announces that Mr. Su Qun has resigned as director of the Company and Mr. Zhai Zhiming and Ms. Wang Xiaofeng have been appointed as directors of the Company with effect from 18 January 2002.

The board of directors (the "Board") of Guangdong Investment Limited (the "Company") announces that Mr. Su Qun has resigned as director of the Company and that Mr. Zhai Zhiming and Ms. Wang Xiaofeng have been appointed as directors of the Company with effect from 18 January 2002.

The Board welcomed the appointment of Mr. Zhai and Ms. Wang on the Board and would like to express their appreciation to Mr. Su for his contribution to the Company.

By order of the Board
Li Wenyue
Chairman

Hong Kong, 18 January 2002

EXEMPTION NO.
82-3772

Hong Kong iMail
21st January, 2002



GUANGDONG INVESTMENT LIMITED
(粤海投資有限公司)

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

On 18 January 2002:

(1) Guangdong Investment Limited, as the service provider, entered into 8 separate maintenance agreements in respect of general computer maintenance services with respectively each of the following parties as client:

(i) GDH Limited;
(ii) Guangdong Alliance Ltd.;
(iii) Guangdong Assets Management Ltd.;
(iv) Guangnan (Holdings) Limited;
(v) Yong Sheng Limited;
(vi) Guangdong Securities Limited;
(vii) Guangdong Fund (Hong Kong) Limited and
(viii) Guangdong Finance Co., Limited.

(2) Guangdong Investment Limited, as the service provider, entered into 5 separate SAP services agreements in respect of SAP financial system maintenance services with respectively each of the following parties as client:

(i) Guangdong Alliance Ltd.;
(ii) Guangdong Assets Management Ltd.;
(iii) Guangnan (Holdings) Limited;
(iv) Zhongyue Industry Material Limited and
(v) Guangdong Finance Co., Limited.

As each of the clients is a connected party of Guangdong Investment Limited, the maintenance agreements and SAP services agreements constitute connected transactions for Guangdong Investment Limited under Rule 14.25 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. However, the aggregate consideration payable under the maintenance agreements and the SAP services agreements is less than (i) HK$10 million and (ii) HK$174,781,000, being the monetary threshold of 1% of the modified asset value of Guangdong Investment Limited and its subsidiaries as at 30 June 2001 as determined under the modified assets test under the Modified Calculation Concession. Accordingly, no shareholders' approval is required in respect of the transactions. Details of the transactions will be included in the next published annual report and accounts of Guangdong Investment Limited.

MAINTENANCE AGREEMENTS

On 18 January 2002, Guangdong Investment Limited ("the Company") entered into 8 separate agreements (each a "Maintenance Agreement" and together the "Maintenance Agreements") with each of GDH Limited ("GDH"), Guangdong Alliance Ltd. ("GD Alliance"), Guangdong Assets Management Ltd. ("GD Assets Management"), Guangnan (Holdings) Limited ("Guangnan"), Yong Sheng Limited ("Yong Sheng"), Guangdong Securities Limited (" GD Securities"), Guangdong Fund (Hong Kong) Limited ("GD Fund") and Guangdong Finance Co., Limited ("GD Finance") as client respectively for the provision of general computer maintenance services by the Company to them. The services to be provided under each of the Maintenance Agreements include file management services, network printing services, electronic mail services, network equipment administration and maintenance services and PC workstation technical support services. The service charges to be paid by each client under its respective Maintenance Agreement is as follows:

(a)	GDH	a monthly service charge of HK$30,000
(b)	GD Alliance	a monthly service charge of HK$54,650
(c)	GD Assets Management	a monthly service charge of HK$18,000
(d)	Guangnan	a monthly service charge of HK$20,000
(e)	Yong Sheng	a monthly service charge of HK$4,000
(f)	GD Securities	a monthly service charge of HK$2,000
(g)	GD Fund	services to be charged at a rate of HK$100 per hour but subject to a minimum charge for 2 hours for each service call
(h)	GD Finance	ditto

each subsequent year. The term of each SAP Services Agreement will commence on 1 January 2002 and will continue until the termination of the use of the SAP financial system by that client.

CONNECTED TRANSACTIONS

GDH is a connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company by virtue of the fact that it holds approximately 58.04% of the issued ordinary shares of the Company and is therefore a substantial shareholder of the Company.

Guangnan, the issued share capital of which is listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), is held as to approximately 63.28% by GDH and is a subsidiary of GDH.

Zhongyue is a wholly owned subsidiary of Guangnan.

GD Alliance is held as to approximately 61.41% by GDH and is a subsidiary of GDH.

GD Assets Management, Yong Sheng and GD Finance are all wholly owned subsidiaries of GDH.

GD Securities is a wholly owned subsidiary of GD Alliance.

GD Fund is held as to approximately 55% by GD Assets Management and is a subsidiary of GD Assets Management.

Therefore, each of the clients is a connected party of the Company and each of the Maintenance Agreements and SAP Services Agreements constitutes a connected transaction for the Company under the Listing Rules.

The Maintenance Agreements and SAP Services Agreements are arrangements for the sharing of services to be provided by the